Exhibit 99.2

TLP Acquisition Holdings, LLC

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02116

July 9, 2018

TransMontaigne Partners L.P.

c/o TransMontaigne GP L.L.C., its general partner

Suite 3100, 1670 Broadway

Denver, Colorado 80202

Attn:	Members of the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

Re:	Possible acquisition of all outstanding publicly held Common Units of
TransMontaigne Partners L.P.

Ladies and Gentlemen:

TLP Acquisition Holdings, LLC (formerly known as Gulf TLP Holdings, LLC, “TLP Acquisition”), a subsidiary of ArcLight Energy Partners Fund VI, L.P., is pleased to submit this non-binding offer (this “Non-Binding Offer”) to TransMontaigne Partners L.P. (“TLP”) regarding a possible transaction pursuant to which a subsidiary of TLP Acquisition (“ArcLight SPV”), would acquire all of the outstanding Common Units of TLP not already owned by TLP Acquisition (the “Transaction”), as described in more detail below.

As you are aware, TLP Acquisition currently owns 800,000 TLP Common Units, representing 4.9% of the total outstanding Common Units of TLP, and certain affiliates of TLP Acquisition currently own an additional 2,366,704 TLP Common Units, representing an additional 14.6% of the total outstanding Common Units of TLP. In addition, TLP Acquisition currently indirectly owns the 2% general partner interest in TLP through its wholly owned subsidiary TransMontaigne GP L.L.C. (“TLP GP”), the general partner of TLP. Subject to the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter, we are pleased to offer $38.00 in cash in exchange for each issued and outstanding publicly held Common Unit of TLP that is not directly owned by TLP Acquisition.

1.	Structure.

The Transaction would be structured as a merger between TLP and a subsidiary of ArcLight SPV, with TLP surviving the merger as a wholly owned subsidiary of ArcLight SPV.

2.	Key Assumptions.

The principal terms set out above are based on the following key assumptions:

(a)	ArcLight SPV and TLP would enter into a definitive merger agreement or other similar agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b)	ArcLight SPV would obtain customary debt and equity financing on reasonable terms, which ArcLight SPV expect to procure on an expedited basis. ArcLight SPV intends to arrange for fully committed financing at the time of signing.

(c)	The Transaction would be subject to customary closing conditions, such as the expiration of an HSR waiting period and other customary regulatory approvals, a bring down of fundamental representations and warranties, absence of a material adverse effect and performance of covenants, among others.

(d)	The Transaction would be approved by the Conflicts Committee of the Board of Directors of TLP GP and the ArcLight Investment Committee.

(e)	The closing of the Transaction would be subject to approval by holders of a majority of the outstanding Common Units of TLP.

3.	Internal Approvals.

The delivery of this Non-Binding Offer to TLP has been approved by the ArcLight Investment Committee.

4.	Disclosures.

Tomorrow, TLP Acquisition intends to file an amended Schedule 13D as required under applicable securities laws and regulations and issue a press release, which such filing and press release will disclose this Non-Binding Offer.

5.	Legal Effect.

This Non-Binding Offer is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of TLP Acquisition or any of its affiliates. A binding obligation of TLP Acquisition (or any of its affiliates) to effect the Transaction shall be created only upon the execution and delivery by ArcLight SPV and TLP of a Definitive Agreement. TLP Acquisition and its affiliates reserve their right to withdraw this Non-Binding Offer at any time, for any reason, at TLP Acquisition’s sole discretion.

TLP Acquisition is well positioned to negotiate and complete the Transaction, including obtaining any required financing, in an expeditious manner. After receipt of this offer and, if this Non-Binding Offer is acceptable to TLP, TLP Acquisition and its affiliates are prepared to begin negotiating the Definitive Agreement and any related agreements with TLP in respect to the Transaction.

We look forward to receiving TLP’s response to this Non-Binding Offer and stand prepared to discuss our analysis of the potential Transaction at TLP’s convenience.

[Signature Page Follows]

Sincerely, TLP Acquisition Holdings, LLC

By:	/s/ Daniel R. Revers
Name	Daniel R. Revers
Title:	President